November 8, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On October 7, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the 7Twelve Balanced Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 180 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 29, 2010, you provided comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  Under the section entitled "Principal Investment Strategies," please consider including "emerging markets" in the sentence that describes the Fund's ETF investments as including those which select securities from any county.

2.

Response.  The Registrant believes that to amend the sentence to expressly mention emerging market countries would be redundant when "any" is taken in its normal contextual meaning.  The Registrant also notes that under principal investment risks it describes emerging market risk.

3.

Comment.  Please provide assurances that the Fund's definition of "investment grade" fixed income securities is consistent with generally accepted market practice.

Response. Upon review of market practice, the Registrant believes that defining investment grade as Baa3 or higher comports with the market's generally accepted definition.  (See e.g. John Hancock Investment Grade Bond Fund and PIMCO Investment Grade Corporate Bond Fund.)

4.

Comment.  Please confirm that even though a bond ETF or an equity ETF will not necessary be invested solely in bonds or equities that under normal market conditions, the Fund will invest at least 25% of its assets in bonds and 25% of its assets in equity securities.

Response.  The Fund will monitor the composition of securities held by ETFs to assure that the Fund will maintain adherence to its 25% investment policy.

5.

Comment.  Because the Fund describes portfolio rebalancing under its principal investment strategies, please confirm that this will not lead to high portfolio turnover.

Response.  The Registrant has confirmed with the Fund's adviser that the portfolio rebalancing is not expected to result in high portfolio turnover.

6.

Comment.  Under the section entitled Frequent Purchases and Redemptions of Fund Shares, please expand the bullet point summary to assist prospective investors in understanding the Fund's policies.

Response.  The bullet point summary has been expanded as requested to include the following additional bullet points.

•

Rejecting or limiting specific purchase requests

•

Rejecting purchase requests from certain investors, and

7.

Comment.  Please remove the disclaimer on the page entitled "Notice of Privacy Policy & Practices" asserting that the privacy policy is not part of the Prospectus.

Response.  The disclaimer has been removed.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771